BRF S.A.

A Publicly Held Company

NIRE 42.300.034.240

CVM 16269-2

ANNOUCEMENT TO THE MARKET

BRF S.A. (“BRF” – BM&FBovespa: BRFS3; NYSE: BRFS or “Company”), pursuant to CVM Instruction 358 of January 03, 2002, announced on August 04, 2014, the signing of a Binding Offer (“Offer”) with Alyasra Food Company W.L.L. ("Alyasra") its current distributor in the State of Kuwait, for the acquisition of 75% of Alyasra’s retail frozen foods distribution business (the “Business”).

With the conditions set forth in the Offer met and fulfilled, BRF announces on this date, the conclusion of this deal based on an enterprise value of US$160 million.

This transaction is in line with BRF’s strategic plan of internationalizing the Company by accessing local markets, through both processing and distribution, resulting in the strengthening of BRF’s brands and expanding its products portfolio in the Middle East.

São Paulo, November 21, 2014

Augusto Ribeiro Júnior

Chief Financial and Investors Relations Officer